UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 14, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: " D. Medical Signs First Worldwide OEM Agreement for Spring Universal™ Detach Detect Infusion Sets ".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Signs First Worldwide OEM Agreement for
Spring Universal™ Detach Detect Infusion Sets

Tirat Carmel, Israel – May 14, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the "Company"), announced today that its subsidiaries, Spring Health Solutions Ltd. and Spring Set Health Solutions Ltd. (collectively, “Spring Health”), have entered into an original equipment manufacturer (“OEM”) agreement (the "Agreement") with Twobiens Ltd., a leading South Korea-based supplier of diabetes treatment and drug delivery products, for the worldwide distribution of its Spring Universal™ Detach Detect Infusion Sets under Twobiens' private label.

The Agreement is for a term of three years and contains annual sales targets and minimum order quantities estimated at a total of US$ 5 Million.  Twobiens shall be responsible for all costs and expenses incurred by it in the performance of its duties and responsibilities under the Agreement. In addition, the Company and Spring Health retain all of their proprietary and intellectual property rights.

Efri Argaman, D. Medical’s Chief executive Officer, commented, "In parallel with managing the ongoing strategic restructuring process that was announced in March 2012, we are pursuing major OEM and other high volume sales opportunities, such as this exciting new partnership with Twobiens.  This partnership is expected to increase the pace of bringing our novel technology to more people with diabetes. At the same time, we continue to explore various licensing and other opportunities designed to maximize shareholder value.”

Kyu Dong Choi, President and CEO of Towbiens, said, “Patient interest in ground-breaking new products for diabetes management, like the Spring Universal Infusion Set, is increasing rapidly and we are very pleased to be able to market and sell it under our private label. We are also impressed by D. Medical’s strong record of achievement in clinical and commercial product innovation.  Indeed, we are now working together to examine ways that we might potentially extend our commercial relationship beyond Spring Universal.”

About the Spring Universal Infusion Set

The Spring Universal Infusion Set is compatible with most insulin pumps currently available on the market. Going beyond the minimum requirements of subcutaneous drug delivery, the Spring Universal offers best-in-class features such as a hidden, auto-retractable needle, 360 degree connector, and smallest one-click, all-in-one inserter.

The core of the Spring Universal Infusion Set is the proprietary Detach-Detect mechanism. In the case the base of the infusion set detaches from the user's body, a blocking mechanism is triggered which, in turn, creates an occlusion. This evokes an occlusion alarm in an insulin pump. This unique feature enables exceptional reliability for continuously controlled and monitored insulin delivery, providing additional safety and peace of mind - especially for athletes and the parents of pediatric patients.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

About Twobiens

Twobiens is specialized in comprehensive diabetes medical devices and disposables, and is committed to improve the quality of lives of people with diabetes. Twobiens supplies various kinds of insulin pumps and disposables such as infusion sets, insulin pen needles and insulin syringes.  For more information, please visit http://twobiens.com/eng/main.html.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets, regulatory approvals and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact: Amir Loberman Chief Financial Officer D. Medical Industries LTD T: +972-73-2507135 info@springnow.com	North American Investor Contact: Stephen Kilmer Kilmer Lucas Inc. T: 212-618-6347 stephen@kilmerlucas.com